                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1998

Commission file number: 1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                  The Dial Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  THE DIAL CORPORATION
                  15501 NORTH DIAL BOULEVARD
                  SCOTTSDALE, ARIZONA 85260-1619


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            THE DIAL CORPORATION
                                            401(k) PLAN

                                            By
                                                      Susan J. Riley
                                                      Senior Vice President and
                                                      Chief Financial Officer of
                                                      The Dial Corporation

DATE:  June 9, 1999

                        THE DIAL CORPORATION 401(k) PLAN



           Financial Statements for the Years Ended December 31, 1998 and 1997, Supplemental Schedules for the Year Ended December 31, 1998, and Independent Auditors' Report

THE DIAL CORPORATION
401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                 Page
INDEPENDENT AUDITORS' REPORT                                                                       1


FINANCIAL STATEMENTS AS OF
   DECEMBER 31, 1998 AND 1997 AND FOR THE YEARS THEN ENDED:

         Net Assets Available for Benefits                                                         2

         Changes in Net Assets Available for Benefits                                              3

         Notes to Financial Statements                                                             4-10


SUPPLEMENTAL SCHEDULES AS OF
   DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED:

         Assets Held for Investment Purposes                                                       11

         Reportable Transactions                                                                   12


EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT                                                         13

INDEPENDENT AUDITORS' REPORT


Plan Administrator and Plan Participants
The Dial Corporation 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan (the "Plan"), as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1998 on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.


\s\ Deloitte & Touch LLP
Deloitte & Touche LLP

Phoenix, Arizona
June 7, 1999

THE DIAL CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

ASSETS                                                                         1998           1997
INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
     Vanguard Windsor II Fund                                                $ 441,857      $ 389,733
     T. Rowe Price Stable Value Fund                                            44,691         52,375
     Vanguard GMA Fund                                                          10,178         23,958
  Common stock:
     The Dial Corporation Common Stock Fund                                    132,947        106,487
     FINOVA Group Inc. Common Stock Fund                                         7,973          8,828
     Viad Corp Common Stock Fund                                               127,546         92,911
                                                                             ---------      ---------

NET ASSETS AVAILABLE FOR BENEFITS                                            $ 765,192      $ 674,292
                                                                             =========      =========


See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                             1998            1997
ADDITIONS:
 Contributions:
    Employee pre-tax                                                       $  19,942
    Employee after-tax                                                           116
                                                                           ---------
         Total contributions                                                  20,058
                                                                           ---------
  Investment income:
    Dividends                                              $  48,435          43,993
    Interest                                                   3,028          13,334
    Net appreciation in fair value of investments            107,343         149,853
                                                           ---------       ---------

        Total investment income                              158,806         207,180
                                                           ---------       ---------

        Total additions                                      158,806         227,238
                                                           ---------       ---------

DEDUCTIONS:
   Benefits paid to participants                              67,906         108,437
   Transfer of assets                                              -         372,616
                                                           ---------       ---------


        Total deductions                                      67,906         481,053
                                                           ---------       ---------

NET INCREASE/(DECREASE)                                       90,900        (253,815)

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                           674,292         928,107
                                                           ---------       ---------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                               $ 765,192       $ 674,292
                                                           =========       =========


See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
 YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following brief description of The Dial Corporation 401(k) Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         The Plan, commonly known as the Taxsaver Investment Plan ("TIP"), was established January 5, 1987. Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

         The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

         a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

                  1) VANGUARD WINDSOR II FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

                  2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from approximately 3.04% to 6.16% for 1998 and 4.77% to 8.41% for 1997, resulting in a blended rate of return for the fund of 6.07% and 6.64%, for 1998 and 1997, respectively.

                  3) VANGUARD GMA FUND - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

                  4) THE DIAL CORPORATION ("DIAL") COMMON STOCK FUND - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

                  5) FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

                  6) VIAD CORP ("VIAD") COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

         b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Each employee may also elect an after-tax contribution of between 1% and 10% of compensation. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. In 1997, due to the sale of the London, Ohio facility to a third party, no more contributions were allowed to be made to the Plan.

         c. Transfer of Assets - On November 28, 1997, in connection with the sale of the London, Ohio facility to a third party, the respective assets within the Plan were transferred. Those assets amounted to $372,616 and were valued at market value at the time of the transfer.

         d. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

         e. Hardship Withdrawals - Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Upon the sale of the London, Ohio facility, no further hardship withdrawals were permitted.

         f. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

         g. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

         h. Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company's Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 1998 and 1997, Plan expenses were paid directly by the Company.

         i. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Significant accounting policies are as follows:

         a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

         b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         c.       Payment of Benefits - Benefits are recorded when paid.

         d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.       NET ASSETS BY FUND

The following tables present the net assets of the Plan by fund as of December 31, 1998 and 1997:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998

                                                    T. ROWE                 THE DIAL     FINOVA      VIAD
                                                     PRICE                CORPORATION  GROUP INC.    CORP
                                       VANGUARD     STABLE      VANGUARD     COMMON      COMMON     COMMON
                                        WINDSOR      VALUE        GMA         STOCK       STOCK      STOCK
                                        II FUND      FUND         FUND        FUND        FUND       FUND        TOTAL
                                       ---------------------------------------------------------------------------------
ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund           $ 441,857                                                               $ 441,857
    T. Rowe Price Stable Value                     $  44,691                                                      44,691
       Fund
    Vanguard GMA Fund                                          $  10,178                                          10,178
  Common stock:
    The Dial Corporation                                                   $ 132,947                             132,947
    FINOVA Group Inc.                                                                  $   7,973                   7,973
    Viad Corp                                                                                      $ 127,546     127,546
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
NET ASSETS AVAILABLE
  FOR BENEFITS                         $ 441,857   $  44,691   $  10,178   $ 132,947   $   7,973   $ 127,546   $ 765,192
                                       =========   =========   =========   =========   =========   =========   =========

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997


                                                    T. ROWE                 THE DIAL     FINOVA      VIAD
                                                     PRICE                CORPORATION  GROUP INC.    CORP
                                       VANGUARD     STABLE      VANGUARD     COMMON      COMMON     COMMON
                                        WINDSOR      VALUE        GMA         STOCK       STOCK      STOCK
                                        II FUND      FUND         FUND        FUND        FUND       FUND        TOTAL
                                       ---------------------------------------------------------------------------------
ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund           $ 389,733                                                               $ 389,733
    T. Rowe Price Stable Value
       Fund                                        $  52,375                                                      52,375
    Vanguard GMA Fund                                          $  23,958                                          23,958
  Common stock:
    The Dial Corporation                                                   $ 106,487                             106,487
    FINOVA Group Inc.                                                                  $   8,828                   8,828
    Viad Corp                                                                                      $  92,911      92,911
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
NET ASSETS AVAILABLE
  FOR BENEFITS                         $ 389,733   $  52,375   $  23,958   $ 106,487   $   8,828   $  92,911   $ 674,292
                                       =========   =========   =========   =========   =========   =========   =========

4.       FUND INFORMATION

Employee pre-tax contributions, employee after-tax contributions, dividend income, net appreciation in fair value of investments, benefits paid to participants, and transfer of assets are as follows for the years ended December 31, 1998 and 1997:


Employee pre-tax contributions:                        1998           1997
                                                     --------       --------
 Vanguard Windsor II Fund                            $      -       $  4,370
 T. Rowe Price Stable Value Fund                            -         12,268
 Vanguard GMA Fund                                          -          1,548
 The Dial Corporation Common Stock Fund                     -          1,756
                                                     --------       --------
    Total                                            $      -       $ 19,942
                                                     ========       ========


Dividend income:
 Vanguard Windsor II Fund                            $ 44,133       $ 36,437
 Vanguard GMA Fund                                      1,195          3,656
 The Dial Corporation Common Stock Fund                 1,559          1,959
 FINOVA Group Inc. Common Stock Fund                       92            126
 Viad Corp Common Stock Fund                            1,456          1,815
                                                     --------       --------
    Total                                            $ 48,435       $ 43,993
                                                     ========       ========

Net appreciation in fair value of investments:
 Vanguard Windsor II Fund                            $ 19,434       $ 93,061
 Vanguard GMA Fund                                         33            862
 The Dial Corporation Common Stock Fund                38,321         35,824
 FINOVA Group Inc. Common Stock Fund                      495          4,206
 Viad Corp Common Stock Fund                           49,060         15,900
                                                     --------       --------
    Total                                            $107,343       $149,853
                                                     ========       ========

Benefits paid to participants:
 Vanguard Windsor II Fund                            $ 28,510       $ 29,584
 T. Rowe Price Stable Value Fund                        6,933         36,548
 Vanguard GMA Fund                                      1,500         24,341
 The Dial Corporation Common Stock Fund                15,184          8,416
 FINOVA Group Inc. Common Stock Fund                    1,350            771
 Viad Corp Common Stock Fund                           14,429          8,777
                                                     --------       --------
    Total                                            $ 67,906       $108,437
                                                     ========       ========

Transfer of assets:
 Vanguard Windsor II Fund                            $      -       $147,055
 T. Rowe Price Stable Value Fund                            -        167,150
 Vanguard GMA Fund                                          -         22,822
 The Dial Corporation Common Stock Fund                     -         19,692
 FINOVA Group Inc. Common Stock Fund                        -          3,022
 Viad Corp Common Stock Fund                                -         12,875
                                                     --------       --------
    Total                                            $      -       $372,616
                                                     ========       ========


5.       RELATED PARTY TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.       FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on April 8, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

THE DIAL CORPORATION
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1998
--------------------------------------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

      COLUMN B                                   COLUMN C                COLUMN D       COLUMN E
--------------------------------------------------------------------------------------------------
                                       Description of Investment
Identity of Issuer,                  Including Collateral, Rate of
Borrower, Lessor or                     Interest, Maturity Date,                         Current
  Similar Party                          Par or Maturity Value             Cost           Value
--------------------------------------------------------------------------------------------------
Vanguard Windsor II Fund             Mutual Fund (14,803 shares)        $  300,197      $  441,857

T. Rowe Price Stable Value Fund      GIC Fund (44,691 shares)               44,691          44,691

Vanguard GMA Fund                    Mutual Fund (974 shares)                9,922          10,178

The Dial Corporation                 Common Stock (4,604 shares)            53,565         132,947

FINOVA Group Inc.                    Common Stock (148 shares)               1,156           7,973

Viad Corp                            Common Stock (4,199 shares)            48,120         127,546
                                                                        ----------      ----------

                                     Total assets held for
                                       investment purposes              $  457,651      $  765,192
                                                                        ==========      ==========

THE DIAL CORPORATION
401(k) PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 1998

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS


-----------------------------------------------------------------------------------------------------
       COLUMN A              COLUMN B      COLUMN C    COLUMN D    COLUMN G    COLUMN H      COLUMN I

                                                                               CURRENT
       IDENTITY                                                                VALUE OF         NET
          OF                DESCRIPTION                                        ASSET ON        GAIN
         PARTY                  OF         PURCHASE    SELLING      COST OF   TRANSACTION       OR
       INVOLVED                ASSET         PRICE      PRICE        ASSET       DATE         (LOSS)
-----------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS
-----------------------------------------------------------------------------------------------------
Vanguard Windsor II Fund    Mutual fund    $ 41,518                $ 41,518    $  41,518
-----------------------------------------------------------------------------------------------------

SERIES OF TRANSACTIONS
-----------------------------------------------------------------------------------------------------
Vanguard Windsor II Fund    Mutual Fund      61,200                  61,200       61,200
-----------------------------------------------------------------------------------------------------
Vanguard Windsor II Fund    Mutual Fund                $ 28,510      16,355       28,510     $ 12,155
-----------------------------------------------------------------------------------------------------



NOTE: REPORTABLE TRANSACTIONS ARE THOSE TRANSACTIONS WHICH EITHER SINGULARLY OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE BEGINNING OF THE YEAR.

                               Index to Exhibits


                   Exhibit 23 - Independent Auditors' Consent